Exhibit 12.1

EXELIXIS, INC.

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our earnings were insufficient to cover fixed charges for the three months ended March 31, 2015, and the years ended December 31, 2014, 2013, 2012 and 2010. The following table sets forth our ratio of earnings to fixed charges for the year ended December 31, 2011, and our deficiency of earnings to cover fixed charges for the three months ended March 31, 2015, and the years ended December 31, 2014, 2013, 2012 and 2010.

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Fixed charges:
Interest expense	$12,403	$48,607	$45,347	$27,088	$16,259	$9,340
Interest portion of rental expense	163	886	935	2,948	606	570

Total fixed charges	$12,566	$49,493	$46,282	$30,036	$16,865	$9,910

Earnings:
(Loss) income before income taxes	$(35,170)	$(268,724)	$(244,856)	$(147,538)	$76,992	$(92,402)
Fixed charges per above	12,566	49,493	46,282	30,036	16,865	9,910

Earnings	$(22,604)	$(219,231)	$(198,574)	$(117,502)	$93,857	$(82,492)

Ratio of earnings to fixed charges	—	—	—	—	5.57	—
Deficiency of earnings available to cover fixed charges	$(35,170)	$(268,724)	$(244,856)	$(147,538)		$(92,402)

Exelixis adopted a 52- or 53-week fiscal year that generally ends on the Friday closest to December 31st. Fiscal year 2015, a 52-week year, will end on January 1, 2016, and fiscal year 2014, a 53-week year, ended on January 2, 2015. For convenience, references of and for the fiscal periods ended April 3, 2015, and as of and for the fiscal years ended January 2, 2015, December 27, 2013, December 28, 2012, December 30, 2011, December 31, 2010, are indicated as being as of and for the periods ended March 31, 2015, and December 31, 2014, 2013, 2012, 2011 and 2010, respectively.